FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed interim financial statements of Nordic American Tanker Shipping Limited (the "Company") for the six months ended June 30, 2005. The information furnished in this report is deemed to be incorporated by reference into the registration statement on Form F-3 relating to the Company's Dividend Reinvestment and a Direct Stock Purchase Plan filed on September 27, 2005 (No. 333-128606).

     Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2005

General

     Nordic American Tanker Shipping Limited (the "Company," "we," "us" or "our") is an international tanker company that, as of June 30, 2005, owned six modern double-hull Suezmax tankers averaging approximately 151,000 dwt each. We were formed in June 1995 for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. ("BP Shipping"), for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued our relationship with BP Shipping by time chartering to it the first two tankers, at spot market related rates, for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC ("Gulf Navigation") of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation's option.

     In November 2004, we acquired our fourth vessel, a 1997 built double-hull Suezmax tanker. The fifth vessel, a double-hull Suezmax tanker built in 1998, was acquired in March 2005. Our sixth vessel, a double-hull Suezmax tanker built in 2005, was also acquired in March 2005. We are currently operating these vessels in the spot market.

     In June 2005, we agreed to acquire our seventh double-hull Suezmax tanker, built in 1998, from an unrelated third party. We took delivery of our seventh vessel in early August 2005. The vessel is employed in the spot market.

     Subsequent to June 30, 2005, we agreed to acquire our eighth double-hull Suezmax, built in 1998, from an unrelated third party. We expect to take delivery of our eighth vessel in mid-November 2005. We plan to deploy this vessel in the spot market or on spot market related time charters over the near term.

Bareboat Charters

     We have chartered one of our vessels under a bareboat charter to Gulf Navigation for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation's option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire period. During the charter period, Gulf Navigation will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time Charters

     We have chartered two of our vessels under spot market-related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. Under the charter BP Shipping is responsible for all voyage costs while we are responsible for providing the crew and paying operating costs.

Spot Charters

     For the six month period ended June 30, 2005, three of our vessels were employed in the spot market. Subsequent to June 30, 2005, our seventh vessel was deployed in the spot market and we plan to deploy our eighth vessel in the spot market or on spot related time charters over the near term or in a pool of vessels employed in the spot market. Tankers operating in the spot market typically are chartered on a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in the tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We will be responsible for paying both operating costs and voyage costs and the charterer will be responsible for any delay at the loading or discharging ports.

Operating Results

     For the six month period ended June 30, 2005, our only source of income was from the six vessels we owned during that period, which included four vessels owned during the entire period and two vessels we acquired in March 2005. Of these six vessels, three vessels operated in the spot market, two vessels on time charter contracts with spot related rates and one vessel on bareboat charter at a fixed charterhire rate.

     We present our income statement using voyage revenues and voyage expenses. Our vessels are operated under bareboat charters, spot related time charters and spot charters. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

     Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States ("US GAAP"). Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent ("TCE") Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. The following table reconciles our net voyage revenues to voyage revenues.

          All figures in USD          Six Months Ended June 30,
                                      2005               2004
          ----------------------------------------------------------
          Voyage Revenue             46,525,043       26,901,886
          Voyage Expenses           (12,371,783)        (92,138)
          ----------------------------------------------------------
          Net Voyage Revenue         34,153,260       26,809,748
          ----------------------------------------------------------

     Our voyage revenues increased 72.3% to $46,525,043 for the six month ended June 30, 2005, from $26,901,886 for the six month ended June 30, 2004. Net voyage revenues increased 27.4% to $34,153,260 for the six month ended June 30, 2005, from $26,809,748 for the comparable period in 2004. The increase in voyage revenues was primarily a result of us becoming an operating company which entails employing the vessels in the tanker market on spot related rates, which were higher than the fixed charterhire received under the bareboat charters that our three vessels operated under during the first six months of 2004. In addition, we owned six vessels as of June 30, 2005, compared to three vessels as of June 30, 2004. Five of the six vessels operate in the spot market where we are responsible for paying voyage expenses. During the first six months of 2004 we operated the three vessels owned at that time on bareboat charter. Under bareboat charter agreements all voyage expenses are paid by the charterer. The average TCE for the first six months of 2005 was $40,159 per day per vessel compared to $57,766 per day per vessel for the comparable period in 2004. The tanker spot market rates and TCEs are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles, and the supply of vessels to transport that oil.

     Vessel operating expenses were $4,498,065 for the six months ended June 30, 2005. We did not have vessel operating expenses for the comparable period in 2004 as the vessels owned at that time were chartered to BP Shipping under bareboat charter agreements. Under bareboat charter agreements all vessel operating expenses are paid by the charterer.

     Administrative expenses were $5,773,531 for the six months ended June 30, 2005 compared to $715,093 for the comparable period in 2004, an increase of 707%. The increase is primarily due to share-based compensation expense of $3,582,995 related to issuance of additional shares issued to the Manager, Scandic American Shipping Ltd. in order to bring the Manager's share of total outstanding shares after the share issuance in March 2005 up to 2%. Our management agreement gives the Manager the right to purchase 2% of outstanding shares at a par value of $0.01. We also recorded $594,775 of share-based compensation expense related to 270,000 options granted in February 2005. Other administrative costs have increased as a result of our transition to an operating company. Chartering vessels on spot charters and time charters requires more active management of our day-to-day business. In 2004, we engaged the Manager to assume the commercial and operational responsibility of our vessels and to manage our day-to-day business. In addition to the share-based compensation described above, we reimburse the Manager for administrative expenses and pay the Manager a fixed fee of $100,000. Until June 30, 2004, we paid an annual fixed fee of $250,000 for these services.

     Depreciation expense increased 101.7% to $6,890,149 for the six months ended June 30, 2005, from $3,415,520 for the six month ended June 30, 2004. We own six vessels as of June 30, 2005, which are being depreciated compared to three vessels as of June 30, 2004. The three vessels acquired since June 30, 2004 were delivered to us in mid-November 2004, mid March 2005 and late March 2005 respectively.

     Net financial items decreased to ($94,927) for the six months ended June 30, 2005, compared to ($854,646) for the comparable period in 2004, a decrease of 88.9%. The decrease is primarily due to the repayment of our $30 million long term debt in November 2004 as well as the expiration of the interest swap agreement in December 2004. The $30 million long term debt and the interest rate swap were outstanding during the first six months of 2004.

Liquidity and Capital Resources

     Cash flows provided by operating activities decreased 17.5% for the six months ended June 30, 2005 to $22,911,012 compared to $27,779,392 for the same period in 2004 due primarily to the lower tanker spot market rates during the first six months of 2005 than during the comparable period in 2004.

     Cash flows used by investing activities were $156,989,153, which represents the acquisition costs for the two vessels acquired in March 2005 and the down payment for the vessel we agreed to acquire in June 2005. There were no investing activities for the comparable period of 2004.

     Cash flows provided by financing activities for the six months ended June 30, 2005 increased to $121,656,298 compared to ($27,664,019) for the same period in 2004 due to proceeds from sale of common stock of $161,967,525 in connection with the follow-on offering in March 2005 partially offset by an increase in dividends paid of $12,647,208 during the six months ended June 30, 2005.

     In June 2005, we entered into an agreement to acquire a double-hull Suezmax tanker built in 1998 from an unrelated third party for the purchase price of $71.4 million. In accordance with the agreement, we paid ten percent of the purchase price as security for the asset and the remaining ninety percent was paid in August 2005, subsequent to the delivery of the vessel.

     For the six month period ended June 30, 2005, we had a credit facility, which we entered into in October 2004, that consisted of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility was set to mature in October 2007 and the $250 million facility was set to mature in October 2005. Amounts borrowed under the credit facility bore interest at a rate equal to LIBOR plus a margin between 0.8% and 1.2% (depending on the loan to vessel value ratio).

     Subsequent to June 30, 2005, we borrowed $60.0 million in September 2005 under the credit facility that we entered into in October 2004, to finance part of the purchase price of our seventh vessel that we acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of the eighth vessel that is expected to be delivered in mid-November 2005.

     Subsequent to June 30, 2005, we entered into a new $300 million revolving credit facility, which we refer to as the New Credit Facility, in September 2005. The New Credit Facility is effective as of October 2005. The New Credit Facility will mature in September 2010. The New Credit Facility replaces our existing credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

     Please read this MD&A in connection with the MD&A filed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

CONDENSED BALANCE SHEET INFORMATION (unaudited)
All figures in USD

                                               Jun. 30               Dec. 31
                                                 2005                 2004
------------------------------------------  ----------------   ---------------

ASSETS
Current Assets
     Cash and Cash Equivalents                  18,310,673           30,732,516
     Accounts Receivable                           787,052            4,539,354
     Other Receivables                           5,231,422                    -
     Prepaid Finance Costs and Insurance           734,119            1,479,710
     Prepaid to Vessel Managers                  2,705,892                    -
                                             ----------------   ---------------
     Total Current Assets                       27,769,158           36,751,580
                                             ----------------   ---------------

Long-term Assets
     Vessels                                   330,261,224          187,301,038
     Deposit on Vessel Acquisition               7,140,000                    -
     Other Long-term Assets                        516,255              150,793
                                             ----------------   ---------------
Total Assets                                   365,686,637          224,203,411
                                             ----------------   ---------------

LIABILITIES AND SHAREHOLDERS" EQUITY
Current liabilities
     Accounts Payable                              312,758              411,366
     Deferred Revenue                              537,049            1,286,070
     Accrued Liabilities                           237,788              637,582
                                             ----------------   ---------------
Total Current Liabilities                        1,087,595            2,335,023
                                             ----------------   ---------------

SHAREHOLDERS' EQUITY
     Common Shares,                                166,445              130,678
     par value $.01 per share,
     issued and outstanding (51.2 million
     shares authorized; 16,644,496
     issued and outstanding)

     Additional Paid-in Capital                431,862,102          265,752,581
     Accumulated Other Comprehensive Income              -                    -
     Accumulated Deficit                       (67,429,505)         (44,014,866)
                                             ----------------   ---------------

Total Shareholders' Equity                     364,599,042          221,868,393
                                             ----------------   ---------------
Total Liabilities & Shareholders' Equity       365,686,637          224,203,411
                                             ----------------   ---------------

The accompanying notes are an integral part of the condensed financial statements

CONDENSED STATEMENT OF OPERATIONS (unaudited)
All figures in USD

                                                      Six Months Ended June 30,
                                                    2005                2004
---------------------------------------------  ----------------  ---------------

     Voyage Revenue                                46,525,043      26,901,886
     Voyage Expenses                              (12,371,783)        (92,138)
     Vessel Operating Expenses                     (4,498,065)              -
     Administrative Expenses                       (5,773,531)       (715,093)
     Depreciation                                  (6,890,149)     (3,415,520)
                                             ------------------   --------------

     Net Operating Income                          16,991,515      22,679,135
                                             ------------------   --------------

     Net Financial Items                              (94,927)       (854,646)
                                             ------------------   --------------

     Net Profits                                   16,896,588      21,824,489
                                             ------------------   --------------

     Basic and Diluted Earnings per Share             (94,927)       (854,646)

     Average Number of Outstanding Shares          15,339,877       9,706,606

CONDENSED STATEMENT OF CASH FLOWS (unaudited)
All figures in USD                                    Six Months Ended June 30,
                                                      2005             2004

Net Profit                                         16,896,588      21,824,489
Reconciliation of Net profit to Net Chas from
Operating Activities
Depreciation                                        6,890,149       3,415,520
Share Based Compensation & Stock Option Plan        4,177,769               -
Increase (Decrease) in Receivables and Payables    (5,053,494)      2,539,383
                                                -----------------  -------------

Net Cash from Operating Activities                 22,911,912      27,779,392
                                                -----------------  -------------

INVESTING ACTIVITIES
Investment in Vessels                            (149,849,153)            -
Deposit on Vessel                                  (7,140,000)            -
                                                -----------------   -----------

Net Cash used by Investment Activities           (156,989,153)            -
                                                -----------------   -----------

FINANCING ACTIVITIES
Financing Activities
Proceeds from Sales of Common Stock               161,967,525             -
Proceeds from use of Credit Facility                5,000,000             -
Repayments on Credit Facility                      (5,000,000)            -
Dividends Paid                                    (40,311,227)    (27,664,019)
                                                ----------------- --------------

Net Chas From (used for) Financing Activities
                                                  121,656,298     (27,664,019)
                                                ---------------    -------------

Net Increase in Cash and Cash Equivalents         (12,421,843)        115,373
                                                ------------------ -------------

Beginning Cash and Cash Equivalents                30,732,516         565,924
                                                ------------------ -------------

Ending Cash and Cash Equivalents                   18,310,673         681,297
                                                ------------------ -------------

The accompanying notes are an integral part of the condensed financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements


1. INTERIM FINANCIAL DATA

     The unaudited condensed interim financial statements for Nordic American Tanker Shipping Limited (the "Company") have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accompanying financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2004.

Revenue Recognition:

     Bareboat charters - The accounting policy and method of computation used in recording bareboat charter revenues is consistent with those followed in preparing the Company's annual financial statements for the year ended December 31, 2004.

     Spot market - Under a voyage charter the revenues and associated voyage costs, such as fuel, canal tolls and port charges are recognized ratably over the estimated duration of the voyage (the percentage of completion method of accounting). Estimated losses under a voyage charter are provided for in full at the time such losses become evident. The Company's accounting policy for recognition of voyage freight for vessels operating on voyage charters is on the discharge-to-discharge basis. Under this method, voyage revenue is recognized evenly over the period from the departure of a vessel from its original discharge port to departure from the next discharge port.

     Demurrage income, included in voyage revenue, represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is also recognized ratably over the estimated duration of the voyage to which it pertains. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

     As of June 30, 2005 other receivables represents unbilled receivables of $5,231,422 that occurred during the final month of the respective quarter. The Company did not have unbilled receivables for the comparable period in 2004.

2. RELATED PARTY TRANSACTIONS

     The Company entered into a management agreement with Scandic American Shipping Ltd. ("SAS"). SAS is owned by the Chairman and CEO of the Company Mr. Herbjorn Hansson and the Board Member, Mr. Andreas Ove Ugland. SAS has assumed commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business subject, always, to the Company's objectives and policies as established from time to time by the Board of Directors. For its services under the management agreement, SAS is entitled to the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to own 2% of the Company's total outstanding shares under conditions as described under Note 6. As of June 30, 2005, SAS owns 2.0% of the Company's shares. The management agreement expires in 2019.

3. LONG-TERM DEBT

     In October 2004 the Company entered into the Credit Facility, which consists of a $50 million revolving credit facility and a $250 million revolving credit facility. The $50 million facility will mature in October 2007 and the $250 million facility will mature in October 2005, unless the Company exercises the one-year extension option or the option to convert any drawn amounts to a five-year term loan. Amounts borrowed under the Credit Facility will bear interest at a rate equal to LIBOR plus a margin between 0.80% to 1.20% per year.

4. SHAREHOLDERS EQUITY

     Par value of the Company's common shares is $0.01. At June 30, 2005 the number of shares issued and outstanding was 16,644,496.

                                                       June 30, 2005
--------------------------------------------------------------------------------
                                               Number of shares    Shareholders'
                                                                      equity
--------------------------------------------------------------------------------
At January 1, 2005                               13,067,838         $221,868,387
Common shares issued (net of offering costs)      3,500,000          161,967,525
Share-based compensation- Manager agreement          76,658            3,582,995
Share-based compensation - stock options                                 594,774
Net profit                                                            16,896,588
Dividend declared and paid                                          (40,311,227)
--------------------------------------------------------------------------------
At June 30, 2005                                 16,644,496         $364,599,042
--------------------------------------------------------------------------------

5. COMPREHENSIVE INCOME                            Six Months Ended June 30,
                                                  ------------------------------
                                                    2005                2004
--------------------------------------------------------------------------------

Net Profit                                      $16,896,588         $21,824,489
Cash flow hedge:
-Unrealized gain on cash flow hedge instrument            -              23,388
-Reclassification adjustment                              -             630,612
--------------------------------------------------------------------------------
Comprehensive income                            $16,896,588         $22,478,489
--------------------------------------------------------------------------------

6. SHARE-BASED COMPENSATION

The Company's management agreement formerly provided that SAS would receive 1.25% of any gross charterhire paid to the Company. In order to further align SAS interests with those of the Company, the parties agreed to amend the management agreement on October 12, 2004. Under the amended agreement, SAS has the right to acquire two percent of the Company's outstanding shares at the par value of $0.01. When the Company issues additional common shares, SAS will be able to purchase additional common shares at par value, $0.01, to maintain its ownership of 2% of the Company's total outstanding common shares. These restricted shares are non-transferable for three years from the date of issuance.

In connection with the share offering in March 2005, the Company issued an additional 76,658 shares to the manager for a total consideration of $767, or the par value of the shares. The Company recorded share-based compensation expense of $3,582,995 related to the issuance of the shares.

In October 2004, the Board of Directors approved a stock incentive plan which authorized the granting of options for the issuance of 400,000 shares of common stock. On February 10, 2005, the Company granted options to Board members and employees of the Company.

------------------------------------------------------------------------------
                                             Number of shares   Weighted average
                                                                 exercise price
Options outstanding on January 1, 2005                 -                   -
Options granted                                  190,000              $38.75
Options cancelled                                      -                   -
Options exercised                                      -                   -
Options outstanding at June 30, 2005             190,000              $38.75
Options exercisable at June 30, 2005                   -                   -
-----------------------------------------------------------------------------

The options have a graded vesting schedule over a period of 3.8 years. The exercise price is subject to an annual downward adjustment if the payment of dividends for specified 12 month period exceeds 3% of the exercise price.

The Company also granted 80,000 options to two SAS employees, with an option exercise price of $38.75 on February 10. The options have a graded vesting schedule over a period of 3.8- 4 years. The exercise price will be reduced by amount of dividends paid in excess of 3% over each specified 12 month period.

The company recorded a share-based compensation expense related to the options granted of $594,775 under the fair value method of accounting for stock options.

7. SUBSEQUENT EVENTS

     In June 2005, the Company entered into an agreement to acquire an additional 1998 built double-hull Suezmax tanker for a purchase price of $71.4 million of which $7,140,000 was paid in June 2005 representing 10% deposit of the agreed purchase price. The Company took delivery of the new vessel in early August 2005. The vessel is employed in the spot market.

     In September, the Company agreed to acquire an additional double hull Suezmax vessel built in 1998 for $70 million. The vessel is expected to be delivered from the seller to the Company in mid-November 2005. The Company expects to employ the vessel in the spot market or on spot market related time charters.

     In September 2005, the Company entered into a new $300 million revolving credit facility, which is referred to as the New Credit Facility. The New Credit Facility is effective as of October 2005. The New Credit Facility will mature in September 2010. The New Credit Facility replaces its credit facility from October 2004, a portion of which was set to mature in October 2005. The New Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The New Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term. Amounts borrowed under the New Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2005, the Company borrowed $60.0 million under its credit facility from October 2004 to finance part of the purchase price of its seventh vessel that it acquired in August 2005, and $7.0 million to finance the down payment for the acquisition of the additional vessel that is expected to be delivered in mid-November 2005. Amounts borrowed under the Company's existing credit facility bear interest at a rate equal to LIBOR plus a margin between 0.8% and 1.2% (depending on the loan to value ratio).

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including our Annual Report on Form 20-F.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord, Norway
                     E-mail:  nat@scandicamerican.com
                     Web site: www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     Herbjorn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)


Dated: October 14, 2005                       By: /s/ Herbjorn Hansson
                                                  ----------------------------
                                                      Herbjorn Hansson
                                                      President and
                                                      Chief Executive Officer